North Capital Private Securities Corporation

Schedule I

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission**

March 31, 2016

Net Capital

Total stockholder's equity	$	95,684
Less: Non-allowable assets		
Accounts receivable		3,885
Warrants		6,210
Prepaid expenses		13,930
Deposits		1,829
Total non-allowable assets		25,854
Net Capital		69,830
Net minimum capital requirement of 6 2/3 % of aggregate		
indebtedness of $282,918 or $5,000, whichever is greater		18,861
Excess Net Capital	$	50,969

**Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of March 31, 2016)**

Net Capital, as reported in Company's		
Part II of Form X-17A-5 as of March 31, 2016	$	77,922
Decrease in stockholder's equity		(1,882)
Increase in non-allowable assets		(6,210)
Net Capital Per Above Computation	$	69,830

See accompanying notes